SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

This Report on Form 6-K of NICE Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press release dated January 11, 2017 announcing the pricing of offering of $250,000,000 aggregate principal amount of 1.25% Exchangeable Senior Notes due 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen

	Name:	Yechiam Cohen
	Title:	Corp. VP, General Counsel

Dated: January 12, 2017

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press release dated January 11, 2017 announcing the pricing of offering of $250,000,000 aggregate principal amount of 1.25% Exchangeable Senior Notes due 2024

4